SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13th Floor 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE 768TH MEETING
OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

NIRE 53300000859/CNPJ No. 00001180/0001-26

I hereby certify, for all intents and purposes, that on November 9, 2016, at 10 am, in the Presidency meeting room, on the 13th floor of the Eletrobras office, at Avenida Presidente Vargas, 409, Downtown, Rio de Janeiro – RJ, the  Chairman JOSÉ LUIZ ALQUÉRES chaired the meeting which was attended by WILSON FERREIRA JR, ELENA LANDAU, VICENTE FALCONI CAMPOS, ESTEVES PEDRO COLNAGO JUNIOR, ANA PAULA VITALI JANES VESCOVI, by conference, MOZART DE SIQUEIRA CAMPOS ARAÚJO, CARLOS EDUARDO RODRIGUES PEREIRA and JOSÉ PAIS RANGEL. DECISION: 3Q16 Financial Statements. The Chief Financial Officer and Investor Relations Officer, Armando Casado de Araujo, the Eletrobras General Accountant, Mr. Rodrigo Vilella Ruiz, and the Investor Relations Manager, Mrs. Paula Prado Rodrigues, attended the meeting to present the financial data for the third quarter. The meeting was attended by the Eletrobras Fiscal Council Member, Mr. ALOISIO MACARIO FERREIRA DE SOUZA. The Financial Statements, in their entirety, were sent by electronic mail on November 4, 2016 to the Board of Directors and Fiscal Council members. The main discussions on the financial information for the third quarter 2016 (3Q16) revolved around the following themes: Recognition of the Investigations findings in Local Demonstrations (Note 4.1.1); • the RBSE updates (Note 2.1); • RBSE recognition by the associated company CTEEP, R$ 4.1 billion and R$ 1.63 billion through Equity Method for Eletrobras holding Note 15.5.1); • Discussion of possible risk of charges in the gas supply agreement entered into between Amazonas Energia Distribuidora and CIGAS. And analysis of the difference in the price of the gas transport portion, the amount approved to the lowest, under discussion, the return to the CCC Fund by Ame D and collection from Petrobras of the amounts paid by the provisional price (Note 30). After the discussions and considering that the Financial Statements were considered adequate, they were unanimously approved by the Board of Directors, Fiscal Council and Executive Board of Eletrobras and the respective signed representation letters and the original documents were delivered by KPMG. Approval of the Business and Management Master Plan (PDNG) 2017-2021 of Eletrobras Companies. RES-692 dated 11/08/2016. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, at a meeting held on this date, approved the new Business and Management Master Plan for the period from 2017 to 2021 ("PDNG 2017-2021"). There being no further business, the Chairman of the Board closed the proceedings and requested the issuance of this certificate which, after being read and approved, was signed by me, MARIA SILVIA SAMPAIO SANT’ANNA, Board Secretary, who issued it. Other decisions made in this meeting were not included in this certificate, since they corresponded to mere internal interests of the Company, a legitimate precaution, based on the Management's obligation to secrecy, in accordance with the "heading" of Article 155 of Law No. 6,404 (Law of Corporations), and thus were outside the scope of the rule contained in paragraph 1 of Article 142 of the said Law.

Rio de Janeiro, November 9, 2016

MARIA SILVIA SAMPAIO SANT’ ANNA
Board Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.